

October 27, 2010

Stephen J. Hansbrough
Chairman and Chief Executive Officer
HearUSA, Inc.
1250 Northpoint Parkway
West Palm Beach, Florida 33407

      Re: **HearUSA, Inc.**
               Form 10-K for the Fiscal Year Ended December 26, 2009
               Filed March 26, 2010
               Definitive Proxy Statement on Schedule 14A
               Filed April 26, 2010
               Form 10-Q for the Quarterly Period Ended June 26, 2010
               Filed August 10, 2010
               File No. 001-116655

Dear Mr. Hansbrough:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: LaDawn Naegle
       Bryan Cave LLP
       Via Fax (202) 220-7346